Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ExactTarget, Inc.:

We consent to the use of our report dated February 22, 2012 (except for the “Common Stock Split” sections of Note 1 and Note 11, as to which the date is March 21, 2012), with respect to the consolidated balance sheets of ExactTarget, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011.

/s/ KPMG LLP

Indianapolis, Indiana

April 5, 2012